Exhibit 4.10

Holon Azrieli Center

Amendment to Agreement of Lease of Offices Dated 15 March 2015
(hereinafter: the “Amendment”)

Made and Entered into on the 26th day of November 2015

Between

Kanit Hashalom Investments Ltd., Private Company No. 511633158
Whose address for the purpose of this agreement is
1 Azrieli Center, Tel Aviv
 (hereinafter - the "Lessor")
The First Party;

And:

Compugen Ltd., Private Company No. 51-177963-9
Whose address for the purpose of this agreement is
72 Pinchas Rosen Street, Tel Aviv,
Telephone: 03-7658585
(hereinafter: the “Lessee")

The Second Party;

Whereas:
A lease agreement, and its appendices, was signed between the Lessor and the Lessee on 15.3.2015 (hereinafter: the “Principal Agreement”) in connection with the Leased Premises as defined under the Principal Agreement (hereinafter: the “Principal Leased Premises”);

And Whereas:	The parties are interested in modifying certain provisions in the Principal Agreement, all as set forth in this Amendment below;

Therefore it is Declared, Agreed and Stipulated between the Parties as Follows:

1.	Preamble and Interpretation

1.1.	The headings of the Sections are for the sake of the convenience of the parties only and are not to be used for the interpretation of the Amendment and/or its terms and conditions.

1.2.	All the terms and definitions appearing in this Amendment shall have the same meaning as in the Principal Agreement, unless expressly stated otherwise in this Amendment.

2.	The Lessor's Participation in the Adaptation Works

2.1.
The Lessor’s Participation Amount, as defined in Appendix “A” of the Principal Agreement will be changed and will stand at the amount of NIS 200 plus VAT as required by law for every m2 of The Area of the Offices and the Laboratories (instead of NIS 2,000).

2.2.	The remaining provisions regarding the Lessor’s Participation Amount shall apply, mutatis mutandis, to the updated Participation Amount as stated above.

3.	The Rent for the Area of the Offices and the Laboratories

3.1.
The rent for The Area of the Offices and the Laboratories, as defined in Appendix “A” of the Principal Agreement will be changed and will stand at the amount of NIS 51 (instead of NIS 68) for every m2 of The Area of the Offices and the Laboratories, per month, plus linkage differences and VAT as required by law, and in total NIS 163,200 per month, plus linkage differences and VAT as required by law.

3.2.	The remaining provisions regarding the Rent shall apply, mutatis mutandis.

4.	The Lease Term and Non-Extension of the Lease Term

4.1.	Section 6 in Appendix “A” of the Principal Agreement will be deleted and replaced with the following section:

The "Lease Term" - A period of 63 months (5 years and 3 months) commencing at the Delivery Date of Possession.

The “First Additional Lease Term" – An additional period of 60 months (5 years).

The “Second Additional Lease Term" – An additional period of 60 months (5 years).

The First Additional Lease Term and The Second Additional Lease Term shall hereinafter be referred to jointly as: the “Additional Lease Terms”.

4.2.	Section 6.4 of Appendix “A” of the Principal Agreement will be deleted and the second paragraph of Section 6.4 of the Principal Agreement will be deleted.

4.3.	In the third line of Section 7.5 of Appendix “A” the words “of 5%” will be replaced with “of 1.5% during the First Additional Lease Term and 5% during the Second Additional Lease Term.”

5.	General

All other provisions on the Principal Agreement, including all declarations and undertakings of the parties thereunder, shall continue to apply, to the extent they have not been expressly amended and/or modified in this Amendment.

In Witness Whereof the Parties Have Set their Hand:

/s/	/s/
The Lessor	The Lessee